

Mail Stop 3233

January 7, 2016

Via E-mail
Frank J. Fertitta III
Chief Executive Officer
Station Casinos Corp.
1505 South Pavilion Center Drive
Las Vegas, Nevada 89135

> **Re: Station Casinos Corp.**
> **Supplemental Response to Registration Statement on Form S-1**
> **Submitted December 23, 2015**
> **File No. 333-207397**

Dear Mr. Fertitta:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2015 letter.

Dividend Policy, page 55

1.   We note your response to comment 8. We may have further comment once the estimated dividend has been determined.

Unaudited Pro Forma Condensed Combined Financial Statement Information, page 60

2.   We note that the majority of your pro forma adjustments have not been quantified. We may have further comment once these amounts have been disclosed.

Principal and Selling Stockholders

3.   We note your response to prior comment 11 and the removal of the table referring to LLC Units. Please tell us why you have not provided disclosure in a stockholder table for the shares of Class B Common Stock. We note that Item 403 of Regulation S-K requires beneficial ownership disclosure for <u>each</u> class of your voting securities.

Registration Rights

4.   We note your response to prior comment 12 and reissue that comment. Please provide us supplementally with a detailed analysis regarding why these private placements should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007). Also, it appears that you are deemed to offer the Class A common stock upon entry of the Exchange Agreement. Please see our Compliance & Disclosure Interpretation 134.02 which states that "'the Commission or a court could find a violation of Section 5 where a company begins an offering as a private placement and seeks to complete that offering pursuant to a registration statement.'"

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at 202-551-3856 or Daniel Gordon, Senior Assistant Chief Accountant, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Deborah J. Conrad, Esq.
       Milbank, Tweed, Hadley & McCloy LLP